

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 10, 2011

via U.S. mail and facsimile to (281) 575-6983

Ms. Tian Jia, Chief Executive Officer and Chief Financial Officer
Great Wall Builders Ltd.
2620 Fountainview, #115B
Houston, TX 77057

> **RE: Great Wall Builders Ltd.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 24, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **File No. 333-153182**

Dear Ms. Tian:

    We have reviewed your response and have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Forms 10-Q/A for Fiscal Quarters Ended September 30, 2010, December 31, 2010 and March 31, 2011

Exhibit 32

1. We note your amended filings in response to the comments in our letter dated May 11, 2011. In each of the above-listed amended filings, you have continued to fail to provide an Item 601(b)(31) certification for your Chief Executive Officer. Please file full amendments to all of the filings listed above to provide the full report, signature page and separate certifications for both your principal executive officer and principal financial officer. As it appears that at your company the same person holds both positions, you may file one certification that lists the two titles (i.e., chief executive officer and chief financial officer) under the signer's signature. Please see our Question 161.03 of our Compliance and Disclosure Interpretations for Exchange Act Rules, which is available on our website.

2. In future filings, please file the certification in exactly the form provided in Item 601(b)(31) of Regulation S-K. In this regard, please omit the title of the certifying individual in paragraph 1. The only changes you should make to the form are to add the name of the certifying individual in the first line and to specify

the report and add the name of the registrant in paragraph 1. Please also file the exhibit as Exhibit 31 rather than as Exhibit 32.

3. We note that you have omitted the text regarding your internal control over financial reporting in the introductory language of paragraph 4. In the introductory language of paragraph 4, please include references to Exchange Act Rules 13a-15(e) and 15d-15(e) with respect to disclosure controls and procedures and Exchange Act Rules 13a-15(f) and 15d-15(f) with respect to internal control over financial reporting.

Exhibit 31

4. With respect to the Forms 10-Q/A for the quarters December 31, 2010 and March 31, 2011, we note that the certification reflects a date of "May 2011". In future filings, please provide properly dated certifications. Please also file this certification as Exhibit 32 rather than as Exhibit 31.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Please contact Chambre Malone at (202) 551-3262, or in her absence, Dieter King at (202) 551-3338, with any questions.

Sincerely,

Terence S. O'Brien
Accounting Branch Chief